

Mail Stop 3720

February 29, 2008

Mr. Burke Green
Principal Executive Officer
The Andina Group, Inc.
1297 N. Jodi Drive
Layton, UT 84041

Re: **The Andina Group, Inc.**
            Registration Statement on Form SB-2
            Filed January 31, 2008
            File No. 333- 148967

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that future amendments to your Form SB-2 must be on Form S-1/A pursuant to the rule changes that went into effect on February 4, 2008 and eliminated Form SB-2. Until August 4, 2008, however, you have the option to keep the Form SB-2 disclosure format in any amendment to the filing. Subsequent to that date, any amendments must be made in compliance with the item requirements of Regulation S-K as applicable to smaller reporting companies. Please refer to Release No. 33-8876 (December 19, 2007) as well as to "Changeover to the SEC's New Smaller Reporting Company System by Small Business

Issuers and Non-Accelerated Filer Companies, A Small Entity Compliance Guide" (January 25, 2008), both accessible at www.sec.gov.

2.   We note that are registering the offer by selling shareholders of 2,146,600 shares of common stock, which represents 100% of the shares held by persons other than Mr. Burke Green as well as 20% of Mr. Burke Green's holdings. Given the length of time that the selling shareholders have held their shares prior to the filing of your registration statement, the relationships between the company, Mr. Burke Green and the selling shareholders, the circumstances surrounding how the shareholders received their shares and the significant percentage of shares being offered compared to the total number of shares outstanding and the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering.

Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please refer to Telephone Interpretation D-29, available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings. Alternatively, revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.

3.   We note the substantial similarity between the disclosure, shareholder base and selling shareholders contained in this registration statement and registration statement no. 333-138479 filed by Noble Quests, Inc. We also note that Noble Quests executed a reverse merger agreement on January 31, 2008. Please disclose the purpose of your offering and whether you have any intention to engage in a reverse merger or similar transaction with another party. In your response letter, provide your analysis as to why your activities and proposed operations are not commensurate in scope with those ordinarily associated with a blank check company and why you do not need to comply with Rule 419 of Regulation C.

Prospectus Summary, page 3

4.   Please revise throughout to clarify, if true, that your business consists of providing services to an entity affiliated with your sole officer and director, KAATN of Wyoming, and that both your officer and director and KAATN are distributors in MonaVie, a multi-level

marketing organization. Clarify the extent to which the company's activities have consisted of marketing the MonaVie products and the extent to which the compensation the company has received from KAATN has been made pursuant to the MonaVie compensation structure. Disclose whether the company is solely focusing on providing services to MonaVie distributors. Disclose the amount and percent of revenues to date that are attributed to this aspect of your business. We may have further comments.

Risk Factors, page 5

5.   Your risk factor disclosure contains several risks that could apply to any company or any business. Please revise your risk factor disclosure so that it is clear how the particular risk specifically applies to your business and your offering. For example, in your first risk factor, explain why you have a limited operating history, discuss the stage of your business development, explain why your revenues are inconsistent and highlight what aspects of your operating history make it difficult for an investor to evaluate an investment in your common stock.

Selling Stockholders, page 11

6.   We note the statement that "There are no material relationships between any of the selling stockholders and The Andina Group or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years other than those disclosed under footnotes below." Please reconcile and revise this statement in light of the familial and other relationships between the company, Mr. Burke Green and the selling shareholders.

7.   The number of shares listed in the selling stockholders table (2,144,100) does not match the number of shares being registered (2,146,600). Please reconcile these amounts.

Directors, Executive Officers, Promoters and Control Persons, page 15

8.   Please identify all promoters of the company here and in "Certain Relationships and Related Party Transactions" on page 28.

Other Provisions, page 19

9.   We note the statement that "Our company's legal counsel has determined our shares of common stock offered by this prospectus, are duly and validly issued, fully paid and non-assessable." Please have your counsel revise her consent to include such statement.

Description of Business, page 20

10.   As you only have one client, identify what services you have actually provided.

Competitive Business Conditions, page 21

11.   We note the assertion that you compete with national and international advertising and
        marketing firms such as BSMG Worldwide, Golin/Harris International, Porter/Novelli
        International and Weber Public Relations Worldwide, as well as local agencies throughout
        the United States. In light of your operating history to date, such comparison appears
        inapposite. Please revise or advise.

Dependence on One or a Few Major Customers, page 22

12.   Identify your sole client and explain how it is a related party. Discuss how you negotiate
        the terms of your service arrangements with Mr. Burke Green's affiliate, and disclose
        whether these arrangements are in writing. File all material agreements with your affiliated
        client as an exhibit to the registration statement. Provide risk factor disclosure of the
        conflicts of interest of your sole officer and director in negotiating service arrangements
        between the company and his affiliate.

13.   Expand your business description and management's discussion and analysis relating to
        how you provide services on an individualized, per-job basis.

Management's Discussion & Analysis of Financial Condition, page 23

14.   Please reconcile your statement on page 24 that, "Lack of revenues in the first quarter of
        2006 was due to the fact that we had not yet begun generating revenues from operations,"
        with the fact that you had $3,955 in revenues during the fiscal year ended June 30, 2006.

15.   Please clarify your disclosure on page 25 to specify the difference between advertising and
        marketing costs.

Liquidity and Capital Resources, page 26

16.   In view of the uncertainties concerning your company's continued existence as a going
        concern, please provide a more detailed description of management's specific, viable plans
        that are intended to mitigate the effect of such conditions; and management's assessment of
        the likelihood that such plans can be effectively implemented. Those elements of your
        plans that are particularly significant or critical to overcoming your company's present
        financial difficulties should be clearly identified and discussed. The plans should include
        exactly who is planning to contribute funds to the company, how much those funds are
        expected to be, and when those funds are to be contributed. Additionally, there should be a
        reasonably detailed discussion of your company's ability or inability to generate sufficient
        cash to support its operations during the twelve month period following the date of the most

recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.   Refer to Financial Reporting Codification §607.02.

Certain Relationships and Related Party Transactions, page 28

17.   Please disclose the amount Mr. Burke Green received for the sale of 994,000 of his shares in November 2007.

18.   Please explain how your conflicts of interest policy works in practice, such as when you enter into service arrangements with Mr. Burke Green's affiliated company. Clarify that the entire board of directors consists on Mr. Burke Green.

Executive Compensation, page 29

19.   Please revise to provide the narrative and tabular executive compensation disclosure required by Item 402 of Regulation S-B or Regulation S-K. See SEC Release No. 8732.

Financial Statements—September 30, 2007
Statement of Operations, page F-2

20.   In your June 17, 2004 to September 30, 2007 column please state that June 17, 2004 was the date of inception.

Revenue Recognition, page F-5

21.   Please state whether or not your revenue was derived from a related party and describe your relationship with your related party customer. Furthermore, tell us whether the related party customer is under common control with the Andina Group and whether the transactions were carried out on an arm's-length basis.

Financial Statements—June 30, 2007
Revenue Recognition, page F-12

22.   Please state whether or not your revenue was derived from a related party and describe your relationship with your related party customer. Furthermore, tell us whether the related party customer is under common control with the Andina Group and whether the transactions were carried out on an arm's-length basis.

Burke Green
The Andina Group, Inc.
February 29, 2008
Page 6

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Justeene Blankenship, Esq.
        Fax: (801) 274-1099